Filed by Chardan North China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan North China Acquisition Corporation
Commission File No.: 333-132826

Chardan North China Acquisition Corp.

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Richard Propper, MD, Chairman		The Equity Group Inc.
Chardan North China Acquisition Corp.		Adam Prior
(619) 795-4627		(212) 836-9606
aprior@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN NORTH CHINA ACQUISITION CORP. AND BEIJING HOLLYSYS COMPANY, LTD AND HANGZHOU HOLLYSYS AUTOMATION, LTD SCHEDULE SPECIAL MEETING OF SHAREHOLDERS TO COMPLETE BUSINESS COMBINATION

San Diego, CA and Beijing, China - August 9, 2007 - Chardan North China Acquisition Corp. (OTCBB: CNCA, CNCAU, CNCAW) (“Chardan North”) today announced that it will hold a special meeting of its shareholders at 1:00 p.m. EDT, on September 7, 2007 at its corporate headquarters, located at 625 Broadway, Suite 1111, San Diego, CA., to approve its acquisition of a controlling interest in Beijing HollySys Company, Limited and Hangzhou HollySys Automation, Limited (collectively referred to as “HollySys”). The acquisition will be effected by acquiring all of the issued and outstanding common stock of Gifted Time Holdings, a British Virgin Islands company that currently holds those interests. The announcement was made following the news that the Securities and Exchange Commission had declared Chardan North’s S-4 prospectus/proxy materials effective earlier this afternoon. Those materials also relate to an exchange offer to be made to holders of the outstanding preferred stock of Gifted Time that will commence following the closing of the transaction, if approved.

Upon approval of the stock purchase, Chardan will merge with and into its wholly-owned BVI subsidiary, HLS Systems International, Limited (“HLS”) for the purpose of changing its domicile, with each share of Chardan North automatically converting into one share of HLS common stock. Each outstanding warrant of Chardan North will be assumed by HLS with the identical terms, except for its now being exercisable into common stock of HLS. Following completion of the stock purchase and assuming the preferred shareholders participate fully in the exchange offer, HLS will own 74.11% and 89.64%, respectively, of the two companies.

Chardan North’s definitive proxy statement relating to this merger will be mailed on or about August 15, 2007 to shareholders of record as of August 10, 2007.

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August 9, 2007

Chardan North has applied for the listing of HLS Systems International, Limited on the Nasdaq National Market under the proposed symbols, HLSS, HLSSW, and HLSSU. Chardan North anticipates that approval of the listing should be effective on or shortly after the closing.

About the Company
Chardan North is a SPAC® incorporated in March 2005 for the purpose of acquiring an operating entity in the PRC. HollySys is one of the leading automation control systems providers in the PRC.

Additional information regarding Chardan North and HollySys is available in the Form S-4/A that Chardan North filed with the Securities and Exchange Commission today. A copy of the filing in its entirety is available at www.sec.gov.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan North, HollySys and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan North's and HollySys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HollySys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan North's filings with the Securities and Exchange Commission, and the registration statement on Form S-4 , as amended (Reg. No. 333-132826). The information set forth herein should be read in light of such risks. Neither Chardan North nor HollySys assumes any obligation to update the information contained in this press release.

In connection with the pending transaction, HLS Systems International Ltd. ("HLS Systems") has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan North. The stockholders of Chardan North are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about HollySys, HLS Systems, Chardan North and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan North after the Registration Statement is declared effective by the SEC. Chardan North stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan North by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

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HLS Systems, Chardan North and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan North stockholders in respect of the proposed transaction. Information regarding Chardan North's participants will be available in the Proxy Statement / Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.
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